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Ana's Norwegian Bakeri

Bakery

6770 South Yosemite Street
Centennial, CO 80112
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Closed. Open 7:00 AM
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Data Room
Updates 9
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2× for the next $2,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Ana's Norwegian Bakeri is seeking investment to purchase equipment, generating revenue, and operating expenses.
Generating RevenueLease Secured
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OUR STORY

Welcome to Ana's Norwegian Bakeri! We are a bakery that specializes in Norwegian pastries and baked goods. We specialize in Norwegian style Cinnamon Rolls, School Rolls, Raisin Rolls, Sweet Cardamom Rolls, and Sunshine Rolls, as well as baked breads and cakes. Whether you grew up with these baked goods, or are brand new to Norwegian baked goods, these pastries and bread are sure to transport you to a delicious cafe in Norway.

We specialize in the "Bolle", or sweet roll
Cardamom is a huge part of what we do
Family recipes, perfect to this high altitude
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INTENDED USE OF FUNDS

I recently opened my first bakery location and the community has been wonderful with their support. I share a building with two automotive shops, so I constantly have new customers in the building because they sit in my area and wait for the repair on their vehicle to be competed. I need to upgrade to a larger capacity mixer to be more time efficient, as well as to be able to better keep up with the demand.

20-30 qt mixer
Commercial multi-pot coffee maker
Can offer coffee to customers (they're asking about it)
Local coffee shops want to feature my baked goods
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INTENDED USE OF FUNDS

I'm currently raising capital to purchase kitchen-grade equipment to be able to produce a higher volume of baked goods, and thus serve more people!

By selling wholesale to local coffee shops
Customers are asking for a physical location to visit
Larger production with better equipment
Getting a delivery vehicle
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THE TEAM
Ana Fanakra
Owner

I grew up in Norway, but moved to America after graduating high school in 1999. I have been a baker my whole life, and when COVID-19 hit and I lost my job I decided to bake and sell iconic Norwegian pastries. I've been selling online and at Farmers Markets and the support from customers has been wonderful. I recently opened my first bakery location and I'm so excited to offer baked goods to a larger audience.

I have a previous career in HR, and I enjoy working with people. I am a see-a-need fill-a-need type of person, and will always strive to be the best I can be.

Updates
DECEMBER 22ND, 2020
Merry Christmas!

Thank you to everyone who has invested so far. I appreciate each and every one of you, and your belief in my business.

I want to wish you all a very Merry Christmas and I hope this season brings you joy. I am beyond grateful for the support I've received, Thank you!

DECEMBER 14TH, 2020
Thank you

A huge Thank you! to everyone who's invested so far. I am so grateful for your support! We've been plugging along, making lots of Lefse and School Rolls. We've gained many more new customers this Holiday season as people look to incorporate their heritage into the celebrations. We appreciate all the support we've received so far, and gratefully look forward to continued support so we can reach our goal in the next two weeks.

Ana

DECEMBER 4TH, 2020
News

Today I had the opportunity to bake in a commercial kitchen, with baking capacity of 6 trays at a time. I am currently only able to do 1 tray at a time, and I am limited with regards to quantity due to this. Being able to produce product at a quicker rate, in much larger quantities, will be a major game changer for us. I am so excited to have tested these ovens today, and can't wait til next time! Next time isn't far off.

We've seen an uptick in orders, just as expected due to the Holiday Season and local Scandinavian's Lefse craze. We feel blessed and thankful to be able to provide these goods, and look forward to baking them for our customers for Holidays to come.

NOVEMBER 26TH, 2020
Giving Thanks

I just want to take this opportunity to thank my investors so far. I am thankful for each on of you, and your support of my dream. I wish you all a wonderful Thanksgiving. Thanksgiving looks a little different this year, but the gratitude I have in my heart is as great as it ever has been.

NOVEMBER 18TH, 2020
Local Interview

Hi!

I was recently interviewed by a local company regarding my business, and thought I'd share the interview here. I am so excited by all the great things happening, and can't wait to expand this business further!

https://shoutoutcolorado.com/meet-ana-fanakra-owner-of-anas-norwegian-bakeri-llc/

NOVEMBER 13TH, 2020

News

This week I connected with another business interested in featuring a major portion of the menu. We are also signed up for pop up locations through mid December, as well as booked to make traditional Lucia advent sweet rolls for a local Sons of Norway Lodge. As we continue to connect with businesses, as well as getting new customers weekly, I am beyond grateful for the opportunity to not only offer a great selection of baked goods but also to offer a safe place to work. I appreciate everyone who has invested so far, and look forward to reaching our goal.

NOVEMBER 4TH, 2020
Hi

This fundraiser is to raise funds for a location, and for equipment needed to meet the demand, as well as provide some help with the operating cost. I look forward to creating more jobs within our community, as well as providing employees with learning opportunities. My goal would be to partner with local groups for Victims of Human Trafficking by offering a safe place for employment to victims. I appreciate all the support I have received so far, and can't thank each and every one of you enough. From the bottom of my heart: Thank You.

OCTOBER 29TH, 2020
A big Thank You

I just want to thank you all for your support, I am beyond thankful. I'm so excited to get this Bakeri, and our mission, out to more people!

OCTOBER 26TH, 2020
Great start!

We're off to a great start! Thank you for your support. We are scouting possible locations, and are super excited about this entire process!

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
New equipment $8,700
Operating Capital $5,400
Mainvest Compensation $900
Total $15,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$164,250	$180,675	$193,322	$202,988	$209,077
Cost of Goods Sold	$37,500	$41,250	$44,137	$46,343	$47,733
Gross Profit	$126,750	$139,425	$149,185	$156,645	$161,344

EXPENSES

Rent	$30,000	$30,750	$31,518	$32,305	$33,112
Utilities	$1,320	$1,353	$1,386	$1,420	$1,455
Salaries	$72,000	$79,200	$84,743	$88,980	$91,649
Insurance	$1,548	$1,586	$1,625	$1,665	$1,706
Equipment Lease	$1,200	$1,230	$1,260	$1,291	$1,323
Repairs & Maintenance	$600	$615	$630	$645	$661
Legal & Professional Fees	$600	$615	$630	$645	$661
Operating Profit	$19,482	$24,076	$27,393	$29,694	$30,777

This information is provided by Ana's Norwegian Bakeri. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $15,000
Maximum Raise $30,000
Amount Invested $0
Investors 0
Investment Round Ends September 17, 2021
Summary of Terms

Legal Business Name Anas Norwegian Bakeri
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $2,000 invested
2×
Investment Multiple 1.5×
Business's Revenue Share 1.5%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1, 2026
Financial Condition

Ana's Norwegian Bakeri opened as a Cottage Food Bakeri in May of 2020. We attended Farmers Markets during the 2020 season and the reception was amazing. This year, in May, we took over a commercial space for a Bakeri. We are constantly growing.

Ana's Norwegian Bakeri is on track to have $4900 in sales this month, without major advertising. We are gaining additional customers each day by word of mouth, ads and Facebook Page post shared by my followers.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Ana's Norwegian Bakeri to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Ana's Norwegian Bakeri operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Ana's Norwegian Bakeri competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Ana's Norwegian Bakeri's core business or the inability to compete successfully against the with other competitors could negatively affect Ana's Norwegian Bakeri's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Ana's Norwegian Bakeri's management or vote on and/or influence any managerial decisions regarding Ana's Norwegian Bakeri. Furthermore, if the founders or other key personnel of Ana's Norwegian Bakeri were to leave Ana's Norwegian Bakeri or become unable to work, Ana's Norwegian Bakeri (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Ana's Norwegian Bakeri and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Ana's Norwegian Bakeri is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Ana's Norwegian Bakeri might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Ana's Norwegian Bakeri is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Ana's Norwegian Bakeri

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Ana's Norwegian Bakeri's financial performance or ability to continue to operate. In the event Ana's Norwegian Bakeri ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Ana's Norwegian Bakeri nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Ana's Norwegian Bakeri will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Ana's Norwegian Bakeri is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Ana's Norwegian Bakeri will carry some insurance, Ana's Norwegian Bakeri may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Ana's Norwegian Bakeri could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Ana's Norwegian Bakeri's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Ana's Norwegian Bakeri's management will coincide: you both want Ana's Norwegian Bakeri to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Ana's Norwegian Bakeri to act conservative to make sure they are best equipped to repay the Note obligations, while Ana's Norwegian Bakeri might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Ana's Norwegian Bakeri needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Ana's Norwegian Bakeri or management), which is responsible for monitoring Ana's Norwegian Bakeri's compliance with the law. Ana's Norwegian Bakeri will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Ana's Norwegian Bakeri is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Ana's Norwegian Bakeri fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Ana's Norwegian Bakeri, and the revenue of Ana's Norwegian Bakeri can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Ana's Norwegian Bakeri to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Ana's Norwegian Bakeri. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Ana's Norwegian Bakeri isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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